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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 5)
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)

                                 MAXSERV, INC.
                           (NAME OF SUBJECT COMPANY)

                            SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            MICHAEL D. LEVIN, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                (847) 286-2500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                   COPY TO:
                            MARK D. GERSTEIN, ESQ.
                               LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            233 SOUTH WACKER DRIVE
                            CHICAGO, IL 60606-6401
                                (312) 876-7700

                          CALCULATION OF FILING FEE:
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
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
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
                 $39,701,747                                       $7,941
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
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*  For purposes of calculating the fee only. The amount assumes the purchase of 5,122,806 shares of common stock, par value $.01 per share, of MaxServ, Inc. at $7.75 net in cash per share, which represents the fully diluted shares at February 28, 1997 not owned by the persons filing this statement.
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$7,200             Filing Parties:
                                                       Sears, Roebuck and Co.
                                                       Max Acquisition
                                                        Delaware Inc.

Form or Registration No.:  Schedule 14D-1 Date Filed:  February 4, 1997

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

  Sears, Roebuck and Co. and Max Acquisition Delaware Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share as set forth in this Amendment No. 5 to the Schedule 14D-1. This Amendment No. 5 to the Schedule 14D-1 also constitutes the Amendment No. 12 to the Statement on Schedule 13D of Parent and Purchaser. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (b) Item 1(b) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "THE AMENDED OFFER--Terms of the Offer" of the Supplement, dated March 3, 1997 (the "Supplement"), to the Offer to Purchase, dated February 4, 1997.

  (c) Item 1(c) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER--Price Range of Shares" of the Supplement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) Items 3(a)-(b) of the Schedule 14D-1 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offer" of the Supplement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Item 4(a) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER--Source and Amount of Funds" of the Supplement.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) Items 5(a)-(g) of the Schedule 14D-1 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Purpose of the Offer and the Merger" of the Supplement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) Item 6(a) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "INTRODUCTION" of the Supplement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Item 7 of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS-- The Merger Agreement," "SPECIAL FACTORS--The Stockholder Tender Agreement" and "THE AMENDED OFFER--Amendments to Conditions of the Offer" of the Supplement.


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ITEM 10. ADDITIONAL INFORMATION.

  (e) Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER--Additional Information" of the Supplement.

  (f) Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the entire Supplement and the revised Letter of Transmittal, copies of which are filed herewith as exhibits (a)(9) and (a)(10), respectively.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following exhibits:

  (a)(9) Supplement to Offer to Purchase.

  (a)(10) Revised Letter of Transmittal.

  (a)(11) Text of Press Release jointly issued by Parent and the Company, dated March 3, 1997.

  (c)(1) Agreement and Plan of Merger dated March 2, 1997 by and among the Company, Parent and Purchaser.*

  (c)(2) Stockholder Tender Agreement dated March 2, 1997, by and among Parent, Purchaser, Sunwestern Investment Fund II and Sunwestern Cayman 1984 Partners.
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   * The Disclosure Schedule to the Agreement and Plan of Merger is omitted.
   The parties agree to furnish supplementally a copy of this Disclosure Schedule to the Securities and Exchange Commission upon request.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 3, 1997                      Max Acquisition Delaware Inc.

                                             /s/ John T. Pigott
                                          By: _________________________________
                                             Name: John T. Pigott
                                             Title: Vice President and
                                             Treasurer

                                          Sears, Roebuck and Co.

                                             /s/ Michael D. Levin
                                          By: _________________________________
                                             Name: Michael D. Levin
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
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
 (a)(9)  Supplement to Offer to Purchase.
 (a)(10) Revised Letter of Transmittal.
         Text of Press Release jointly issued by Parent and the Company, dated
 (a)(11) March 3, 1997.
 (c)(1)  Agreement and Plan of Merger dated March 2, 1997 by and among the
         Company, Parent and Purchaser.*
 (c)(2)  Stockholder Tender Agreement, dated March 2, 1997, by and among
         Parent, Purchaser, Sunwestern Investment Fund II and Sunwestern Cayman
         1984 Partners.

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  * The Disclosure Schedule to the Agreement and Plan of Merger is omitted. The parties agree to furnish supplementally a copy of this Disclosure Schedule to the Securities and Exchange Commission upon request.